UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Charif Souki

Daniel Belhumeur

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Charif Souki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 28,875,167†
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 28,875,167†
	10	SHARED DISPOSITIVE POWER: 26,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 54,875,167*†
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

†	Includes 2,000,000 shares that are pledged to secure a line of credit disclosed in Item 6.
*	Includes 26,000,000 shares owned by the Souki Family 2016 Trust. Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee has the power to dispose of such shares, but does not have the power to vote such shares.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Souki Family 2016 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 26,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Charif Souki is the trustee of the Souki Family 2016 Trust and as trustee has the power to dispose of such shares, but does not have the power to vote such shares. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Brooke Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Brooke Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 549,918
	8	SHARED VOTING POWER: 26,000,000*
	9	SOLE DISPOSITIVE POWER: 549,918
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,549,918*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Includes 26,000,000 shares held by the Souki Family 2016 Trust. The beneficiaries of the Souki Family 2016 Trust have the power to vote the shares held by the trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Souki Family 2016 Trust.

CUSIP No. 87968A104	Schedule 13D	Page 5 of 7

Introductory Note

This Amendment No. 2 to Schedule 13D (the “Second Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Charif Souki (“Mr. Souki”) on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust (the “Trust”) and Brooke Peterson (“Mr. Peterson”) on March 20, 2017 (the “First Amended Schedule 13D”). Mr. Souki is filing this Second Amended Schedule 13D to report the pledge of shares of common stock, $0.01 par value per share (“Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), held by Mr. Souki to a bank to secure a line of credit to Mr. Souki. Except as expressly set forth herein, there have been no changes in the information set forth in the First Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

Mr. Souki:

(i)	Amount beneficially owned: 54,875,167

(ii)	Percent of class: 27.08%[1]

The Trust:

(i)	Amount beneficially owned: 26,000,000

(ii)	Percent of class: 12.83%[1]

Mr. Peterson:

(i)	Amount beneficially owned: 26,549,918

(ii)	Percent of class: 13.10%[1]

(b)	Number of shares as to which Mr. Souki has:

(i)	Sole power to vote or direct to vote: 28,875,167

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 28,875,167

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000[2]

Number of shares as to which the Trust has:

(i)	Sole power to vote or direct to vote: 0

[1]	This percent of class figure is based on 202,648,511 shares of Common Stock outstanding as of May 11, 2017, as reported in the Issuer’s preliminary prospectus supplement to registration statement on Form S-3 of the Issuer filed on May 17, 2017.
[2]	Includes 26,000,000 shares owned by the Trust. Mr. Souki is the trustee of the Trust and as trustee has the power to dispose of such shares, but does not have the power to vote such shares.

CUSIP No. 87968A104	Schedule 13D	Page 6 of 7

(ii)	Shared power to vote or direct to vote: 26,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 26,000,000

Number of shares as to which Mr. Peterson has:

(i)	Sole power to vote or direct to vote: 549,918

(ii)	Shared power to vote or direct to vote: 26,000,000[3]

(iii)	Sole power to dispose or to direct the disposition of: 549,918

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	There have been no transactions with respect to the Common Stock that were effected during the past sixty days by any Reporting Person except for the acquisition of beneficial ownership of the shares being reported on this Second Amended Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Second Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On June 5, 2017, Mr. Souki pledged 2,000,000 shares of Common Stock held by Mr. Souki and reported in Item 5 of this Second Amended Schedule 13D to a bank to secure a line of credit to Mr. Souki in the amount of $5,000,000 pursuant to a customary loan agreement, pledge agreement and collateral account control agreement.

[3]	Includes 26,000,000 shares held by the Trust. The beneficiaries of the Trust have the power to vote the shares held by the Trust by majority vote. However, the beneficiaries have executed an irrevocable special power of attorney in favor of Mr. Peterson giving him the exclusive right to vote the shares held by the Trust.

CUSIP No. 87968A104	Schedule 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 8, 2017	Signature:	/s/ Daniel Belhumeur
	Name:	Daniel Belhumeur under power of attorney by Charif Souki, the Souki Family 2016 Trust and Brooke Peterson
Title: